

RISEUP AT WORK LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to December 31, 2025

TABLE OF CONTENTS



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: RISEUP AT WORK LLC Management

We have reviewed the accompanying financial statements of RISEUP AT WORK LLC (the Company), which comprise the balance sheets from inception through December 31, 2025, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

March 13, 2026

RISEUP AT WORK LLC
BALANCE SHEET

	As of December 31, 2025
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$ 1,664
Total Current Assets	1,664
TOTAL ASSETS	$ 1,664
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Member's Equity	$ 29,431
Accumulated Deficit	(27,767)
TOTAL EQUITY	$ 1,664
TOTAL LIABILITIES AND EQUITY	$ 1,664

See Accompanying Notes to these Unaudited Financial Statements

RISEUP AT WORK LLC
STATEMENT OF OPERATIONS

		Inception through December 31, 2025
Operating Expenses		
Advertising and Marketing	$	22,701
General and Administrative		1,713
Professional Fees		3,392
Total Operating Expenses		**27,807**
Total Loss from Operations	$	**(27,807)**
Other Income (Expense)		
Other Income	$	40
Total Other Income (Expense)		**40**
Net Income (Loss)	$	**(27,767)**

See Accompanying Notes to these Unaudited Financial Statements

RISEUP AT WORK LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital		Accumulated	Total Member's
	Units	$ Amount	Deficit	Equity
Beginning balance at inception (7/20/25)	-	-	-	-
Contribution	-	29,431	-	29,431
Net income (loss)	-	-	(27,767)	(27,767)
Ending balance at 12/31/25	-	29,431	(27,767)	1,664

See Accompanying Notes to these Unaudited Financial Statements

RISEUP AT WORK LLC
STATEMENT OF CASH FLOWS

		Inception through December 31, 2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(27,767)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash used in Operating Activities	$	(27,767)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Member's Equity		29,431
Net Cash provided by Financing Activities	$	29,431
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	1,664
Cash at end of period	$	1,664

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest		-
Income taxes		-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RISEUP AT WORK LLC ("the Company") was formed in Texas on July 20, 2025. The Company was originally formed under the name RISEUP Career Studio, LLC, and on January 20, 2026, it filed a Certificate of Amendment with the Texas Secretary of State to subsequently changed its name to RISEUP AT WORK LLC effective January 20, 2026.

The Company plans to generate revenue as a digital-first career growth and post-hiring development platform that helps professionals build clarity, confidence, and long-term career success through subscription-based digital products, AI-enhanced career tools, structured coaching programs, and community-driven learning experiences based on the RISEUP methodology. The Company's headquarters is located in Spring, Texas. The Company serves a global base of professionals, with primary customer markets in the United States, India, the United Kingdom, Canada, Australia, and other digitally active regions, in line with its business plan and market strategy.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 and 2026 to raise operating capital.

<u>Risks & Uncertainties:</u>

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Other Business Risks and Uncertainties</u>

Product and AI Development Delays

The Company is exposed to certain risks related to the timing and efficiency of developing its AI tools and custom platform. Delays in development or higher-than-expected costs could impact launch schedules and budget allocations. To mitigate these risks, the team is initially creating a simplified version of the product using the course creation and hosting platform, LearnWorlds. This strategy lowers upfront costs and reduces technical complexity. Full custom development will commence after the next fundraising round to support larger-scale operations. Additional risk mitigation measures include a modular system design, routine code reviews, and incremental software updates.

Market Adoption Uncertainty

The Company's revenue will primarily come from the Indian and U.S. career markets, making user adoption an important factor. Willingness to pay and engagement levels may vary between these regions. To manage this, management offers affiliate incentives of 10–20%, builds partnerships with creators, and uses data-driven insights to refine the product. Localized marketing and product strategies are also a key focus to improve user adoption and conversion rates.

Dependence on Coaching Partners and Creators

The Company depends heavily on the quality, engagement, and consistency of its coaching partners and creators. Inconsistent delivery or partner disengagement could create both reputational and operational risks. To reduce these risks, management uses a standardized coach certification process, structured performance tracking, and diversified partner recruitment. Active monitoring within the platform also helps maintain quality and accountability across the network.

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Language Localization Quality

The Company's expansion success depends on effective localization, especially in Hindi and Spanish. Poor translation or culturally mismatched content could reduce user adoption and satisfaction. To manage this risk, management uses native voice talent, professional translation services, and cultural validation reviews. The initial rollout also focuses on a limited set of languages to ensure accuracy and consistency.

Regulatory and Data Privacy Compliance

Operating in both the U.S. and India exposes the Company to changing laws related to data protection, digital services, and payment processing. Cross-border operations also create compliance dependencies that increase risk. To manage this, management plans to establish a wholly owned Indian subsidiary, align operations with GDPR (General Data Protection Regulation) and the Digital Personal Data Protection Act, and conduct regular legal reviews to maintain proactive compliance.

Market Competition and Fragmentation

The career-tech sector is highly fragmented and competitive, which increases the importance of differentiation and sustained visibility for the Company. Management's strategy centers on narrative-driven transformation, multilingual delivery in Hindi and U.S. Spanish, AI-powered clarity tools, and strong creator partnerships. Together, these initiatives are intended to strengthen the Company's early-mover advantage and build a defensible market position.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

RISEUP AT WORK LLC
Notes to the Unaudited Financial Statements
Inception through December 31st, 2025
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<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,664 in cash and cash equivalents as of December 31, 2025.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenue from the following streams:

Digital Subscription Services (Monthly / Annual):

The Company plans to generate revenue from digital subscription services. Payments will generally be collected upfront at the time of purchase, with access beginning immediately. The Company's primary performance obligation is to provide continuous access to platform features, digital content, and member resources throughout the subscription term. Revenue will be recognized on a ratable basis over the subscription period as the services are provided. Digital access will be activated instantly upon payment, and the related obligations will be satisfied over a 30-day period for monthly subscriptions or a 12-month period for annual subscriptions.

Cohort-Based Coaching Programs (Group Coaching):

The Company plans to generate revenue from cohort-based coaching programs. Payments will generally be collected upfront as users pay in advance to secure their spot in a designated cohort. The Company's primary performance obligation is to deliver scheduled coaching sessions, peer-support activities, and program materials over the cohort period. Revenue will be recognized as each coaching session is delivered throughout the duration

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of the cohort. Cohort programs are expected to commence within 1–4 weeks of purchase, with full delivery occurring over approximately 4–12 weeks, depending on the specific program.

One-Time Digital Products & Add-On Purchases:

The Company plans to generate revenue from one-time digital products and add-on purchases. Payments will be collected at the time of sale, with no transactions conducted on credit. The Company's primary performance obligation is to provide downloadable digital content. Revenue will be recognized immediately upon the content being made available for download. Users will receive access to downloadable files instantly after payment, and all related performance obligations will be satisfied at that point.

AI Tools (Resume Builder, Interview Simulator, LinkedIn Optimizer):

The Company plans to generate revenue from career development–focused AI tools. Payments will be collected immediately at checkout, with no transactions conducted on credit. The Company's primary performance obligation is to provide access to functional AI-powered career tools that generate outputs such as résumé drafts, interview practice exercises, and profile optimization results. Revenue will be recognized when the tool is accessed and the related output is delivered to the user. The performance obligation will be satisfied immediately, as AI outputs are delivered in real time upon use.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses mainly consist of costs related to purchasing computer equipment and subscriptions to service platforms such as Google and Slack.

Income Taxes

The Company is a pass-through entity; therefore, any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

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NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of inception to December 31, 2025.

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2025, is below.

Holder (Security)	Ownership
Dr. Deepak Bhootra	100%

No units were issued for contributions made during 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 13, 2026, the date these financial statements were available to be issued.

On January 20, 2026, the Company filed an amendment to its Certificate of Formation with the Texas Secretary of State to change its legal name from RISEUP Career Studio, LLC to RISEUP AT WORK LLC. This change did not affect the Company's ownership, capitalization, operations, or rights and obligations under its Company Agreement, and accordingly, no adjustments have been made to the accompanying financial statements.